SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 29, 2011

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release Time
IMMEDIATE

Date
29 April 2011

Number
15/11

BHP BILLITON APPROVES SAMARCO EXPANSION

BHP Billiton today announced that the partners of Samarco had approved the US$3.5 billion (BHP Billiton share(1) US$1.75 billion) Fourth Pellet Plant Project at Samarco (Brazil). The expansion will increase Samarco iron ore pellet production capacity by 8.3 million tonnes to 30.5 million tonnes per annum (100% basis). First pellet production is expected in the first half of calendar year 2014.

The investment includes:

• additional mining capacity and a third concentrator at the Germano mine;
• a third slurry pipeline of approximately 400 kilometres in length; and
• a fourth pellet plant and enhanced ship loading capacity at the Ponta Ubu site.

BHP Billiton President Iron Ore, Ian Ashby, said “Samarco is a low cost supplier of high quality iron ore pellets and over the last several years has been very successful in growing its resource base. This investment builds on its resource and operational strengths and will further improve Samarco’s competitiveness and market position.”

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Brendan Harris, Investor Relations
Tel: +61 3 9609 4323 Mobile: +61 437 134 814
email: Brendan.Harris@bhpbilliton.com

Samantha Stevens, Media Relations
Tel: +61 3 9609 2898 Mobile: +61 400 693 915
email: Samantha.Stevens@bhpbilliton.com

Amanda Buckley, Media Relations
Tel: +61 3 9609 2209 Mobile: +61 419 801 349
email: Amanda.Buckley@bhpbilliton.com

Kelly Quirke, Media Relations
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com

Fiona Martin, Media Relations
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Martin2@bhpbilliton.com

United Kingdom & South Africa
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

United Kingdom & Americas
Ruban Yogarajah, Media Relations
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Americas
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia
_____________
(1) BHP Billiton has a 50% interest in Samarco, with the remaining 50% held by Vale.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : April 29, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary